

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2020

Dylan B. Lissette
Chief Executive Officer
Utz Brands, Inc.
900 High Street
Hanover, PA 17331

   Re: Utz Brands, Inc.
    Registration Statement on Form S-1
    Filed September 21, 2020
    File No. 333-248954

Dear Mr. Lissette:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Erin Purnell at 202-551-3454 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing

cc: Jeremiah G. Garvey